Exhibit 99.59

FORM 2B

LISTING SUMMARY

Issuer Name: Acreage Holdings, Inc. (formerly, Applied Inventions Management Corp.)	Listing Statement Date: November 14, 2018
Descriptions of securities to be listed: Subordinate Voting Shares

Address:

Head office of resulting issuer will be located at 366 Madison Avenue, New York, NY 10017

Head office of resulting issuer will be located at Suite 2800, Park Place 666 Burrard St., Vancouver BC V6C 2Z7

Brief Description of the Issuer's Business:

Acreage Holdings is one of the United States’ largest vertically integrated, multi-state cannabis operators in the business of cultivating, processing and dispensing high-quality, affordable and effective cannabis to medicinal and recreational consumers by putting the consumer experience first.

Company Contact:	Description of securities outstanding
Phone: 646-600-9181	Symbol ACRG.U	Type Subordinate Voting Shares	Number 21,443,042	CUSIP CA00489 Y4022
Fax: 212-428-6770

If the Listing Statement was required to be filed because an event giving rise to material information has occurred that makes the previous Statement inaccurate or misleading, briefly describe the event:

N/A

E-mail: info@acreageholdings.com	Dates of Press Release and Any Public Filings Concerning the Event: September 21, 2018, November 13, 2018 and November 14, 2018
Jurisdiction of Incorporation: The resulting issuer was incorporated under the laws of the Province of Ontario and continued into British Columbia on November 9, 2018.	Date of Last Shareholders' Meeting and Date of Next Shareholders' Meeting (if scheduled): November 6, 2018
Website: https://www.acreageholdings.com/
Fiscal Year End: December 31

FORM 2B - LISTING SUMMARY January 2015

Financial Information as at June 30, 2018 June 30, 2018 - Pro Forma			Board of Directors:
	Current	Previous	Name	Position
Current Assets	$395,860,000	$N/A	John Boehner William F. Weld Kevin P. Murphy Larissa L. Herda Douglas Maine Brian Mulroney William Van Faasen	Director Director Director & Chief Executive Officer Director Director Director Director
Working Capital	$387,000,000	$N/A
Total assets	$549,315,000	$N/A
Long-term liabilities	$13,317,000
Shareholders’ equity	$528,263,000	$N/A

FORM 2B - LISTING SUMMARY January 2015